QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

  Bookham Technology plc

2)
Name of director

  David Simpson

3)
Please state whether notification indicates that it is in respect of    holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  Shareholder named in 2 above

4)
Name of the registered holder(s) and, if more than one holder, the    number of shares held by each of them (if notified)

  David Simpson

5)
Please state whether notification relates to a person(s) connected    with the Director named in 2 above and identify the connected person(s)

  n/a

6)
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Sale of shares

7)
Number of shares/amount of stock acquired

  n/a

8)
Percentage of issued class

  n/a

9)
Number of shares/amount of stock disposed

  50,000

10)
Percentage of issued class

  0.02

11)
Class of security

  1/3p Ordinary

12)
Price per share

  £0.995

13)
Date of transaction

  9th June 2003

14)
Date company informed

  13th June 2003

15)
Total holding following this notification

  386,561

16)
Total percentage holding of issued class following this notification

  0.19

  If a director has been granted options by the company please complete the following boxes

17)
Date of grant

  n/a

18)
Period during which or date on which exercisable

  n/a

19)
Total amount paid (if any) for grant of the option

  n/a

20)
Description of shares or debentures involved: class, number

  n/a

21)
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  n/a

22)
Total number of shares or debentures over which options held following this notification

  n/a

23)
Any additional information
24)
Name of contact and telephone number for queries

  Shiona Cranstoun 01235 837853

25)
Name and signature of authorised company official responsible for making this notification

  Philip Davis

        Date of Notification..................................

QuickLinks

  Exhibit 99.5
SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS